

June 13, 2011

Via E-Mail
David P. Cedro
Chief Accounting Officer
Energy Partners, Ltd.
201 St. Charles Ave., Suite 3400
New Orleans, LA 70170

> **RE: Energy Partners, Ltd.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2011**
> **File No. 333-173076**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011, as amended March 24, 2011**
> **File No. 1-16179**

Dear Mr. Cedro:

We have reviewed you response letter, and we have the following comments. We have limited our review of your registration statement and your annual report on Form 10-K for the fiscal year ended December 31, 2010 to the issues that we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note your response to comment 3 from our letter dated April 22, 2011, and reissue such comment in part. Please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your oil spill response plan in the event of an oil spill or leak from your offshore operations. For example, please quantify the equipment available to each of the various response organizations that you reference in your response.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact John Cannarella at (202) 551-3337 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director